January 31, 2024

Ms. Komul Azhar Chaudhry

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Virginia Electric and Power Company
Virginia Power Fuel Securitization, LLC
Registration Statement on
Form SF-1 (File Nos. 333-275727 and 333-275727-01)

Dear Ms. Chaudhry and Mr. Meeks,

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), the undersigned wishes to advise you that we, as representatives of the underwriters, hereby join with Virginia Electric and Power Company’s and Virginia Power Fuel Securitization, LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on February 2, 2024 at 1:00 p.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, the undersigned, as representatives of the several underwriters, wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of the Preliminary Prospectus: January 26, 2024

(ii)	Anticipated dates of distribution: January 29, 2024 to February 8, 2024

The undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By: /s/ Kaumudi Atapattu
Name: Kaumudi Atapattu
Title: Executive Director

ATLAS SP SECURITIES, A DIVISION OF APOLLO GLOBAL SECURITIES, LLC

By: /s/ Daniel M. Duval
Name: Daniel M. Duval
Title: Vice President

WELLS FARGO SECURITIES, LLC

By: /s/ Michael Barath
Name: Michael Barath
Title: Vice President

On behalf of each of the Underwriters